UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Antibe Therapeutics Inc.

(Name of Subject Company)

N/A

(Translation of Subject Company's Name into

English (if applicable))

Ontario, Canada

(Jurisdiction of Subject Company's Incorporation

or Organization)

Antibe Therapeutics Inc.
 (Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

037025

(CUSIP Number of Class of Securities (if applicable))

Dan Legault

Chief Executive Officer & Director

Antibe Therapeutics Inc.

15 Prince Arthur Avenue

Toronto, Ontario M5R 1B2

Tel: (416) 922-3460

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 7, 2021
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)        The following documents have been delivered to holders of securities of, or published in the home jurisdiction of, Antibe Holdings Inc., and are required to be disseminated to U.S. security holders or published in the United States:

•	News Release dated May 7, 2021, a copy of which is furnished as Exhibit 99.1 to this Form CB.
•	Notice of Special Meeting of Shareholders and Management Information Circular, dated May 7, 2021, a copy of which is furnished as Exhibit 99.2 to this Form CB.
•	Letter to Shareholders dated May 10, 2021, a copy of which is furnished as Exhibit 99.3 to this Form CB.
•	Form of Proxy, a copy of which is furnished as Exhibit 99.4 to this Form CB

The exhibits attached to this Form CB shall be deemed to be “furnished” and shall not be deemed to be “filed” with the United States Securities Exchange Commission.

(b)        Not applicable.

Item 2.	Informational Legends

The legends required by Rule 802(b) of the Securities Act of 1933, as amended, are included in the Letter to Shareholders dated May 10, 2021, a copy of which is furnished as Exhibit 99.3 to this Form CB.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)       None.

(2)       Not applicable.

(3)       Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB, Antibe Therapeutics Inc. is filing a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in the United States in connection with the transaction to which this Form CB relates.

Any change in the name or address of the agent for service of process of Antibe Therapeutics Inc. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of May 10, 2021.

ANTIBE THERAPEUTICS INC.

By:	/s/ Scott Curtis
Name:	Scott Curtis
Title:	Executive Vice President

EXHIBIT INDEX

Exhibit Description

99.1	Press Release dated May 7, 2021.

99.2	Notice of Special Meeting of Shareholders and Management Information Circular dated May 7, 2021.

99.3	Letter to Shareholders dated May 10, 2021.

99.4	Form of Proxy.